Exhibit 99.1

ADC Therapeutics Releases its Inaugural Environmental, Social and Governance Report

Report documents ESG accomplishments and reflects commitment to corporate responsibility

LAUSANNE, Switzerland, February 17, 2022 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today unveiled its first Environmental, Social and Governance (ESG) report detailing the Company’s focus on patient care and sustainable innovation. The report marks a milestone in the Company’s evolution and provides a benchmark for future progress.

“The team at ADC Therapeutics is dedicated to transforming the lives of cancer patients while exemplifying transparent, ethical and responsible business practices,” said Chris Martin, DPhil, Chief Executive Officer of ADC Therapeutics. “Our first ESG report highlights our commitment to being good corporate citizens in the communities we live and work in. Corporate responsibility goes hand in glove with our mission to create innovative global healthcare solutions.”

Highlights from the report include:

•	A comprehensive review of ESG efforts across the Company’s worldwide locations

•	A commitment to patient access, safety and support

•	An emphasis on human capital and the importance of a diverse and experienced workforce

•	Insights from key company leaders

•	A pledge to continue ESG efforts as the company evolves

The Environmental, Social and Governance report is available by clicking here or by visiting the Company’s website: www.adctherapeutics.com.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA® (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

+44 7879 627205

Amanda Hamilton

ADC Therapeutics

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

EU Media

Alexandre Müller

Dynamics Group

amu@dynamicsgroup.ch

+41 (0) 43 268 3231

USA Media

Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com

Tel.: +1 914-552-4625